Tabcorp
the bigger better game

28 August 2007

Sky Channel helps keep Australian racing open for business

Tabcorp and its national racing broadcaster Sky Channel today provided an update on the actions they are taking to provide regular race programming during the period of the thoroughbred and harness racing standstill.

Tabcorp is putting its significant resources into ensuring that a relatively complete racing program continues for TAB customers by re-formatting the existing racing schedule and importing additional international racing.

In the past two days, Sky Channel has added more greyhound races to its schedule, as well as harness racing from New Zealand to help fill the racing void. Additional racing has also been secured for the following two days, with the broadcasting of more international races. Similar arrangements are being put in place for the coming weekend.

The TAB will conduct wagering on the additional events. This is important for the NSW and Victorian racing industries as they share in proceeds of TAB wagering.

"Tabcorp's coverage of additional racing events will help to mitigate the short-term financial impact that Equine Influenza is having on the racing industry," said Tabcorp's Managing Director of Wagering, Robert Nason.

"We are doing everything we can to ensure racing remains open for business and are doing this in co-operation with our racing partners.

"The extended coverage also illustrates the unique strength and capability of Sky Channel as the world's leading racing broadcaster."

Sky Channel will cover 13 meetings tomorrow, commencing with expanded coverage from New Zealand thoroughbreds (first race at 10.10am) and concluding with three races from the United Kingdom. A New Zealand greyhound meeting has been added to the schedule and the Angle Park greyhound meeting has been transferred from the morning to the afternoon to help create a consistent afternoon schedule.

Sky Channel will cover 15 meetings on Thursday, with additional coverage of greyhound and harness racing in New Zealand and thoroughbred racing from Vaal, South Africa. The coverage is complemented by Sky Channel's expert betting previews, tips and ratings and post-race analysis.

"The outcome of these actions is that a race will be scheduled every five to eight minutes from early afternoon, providing consistent product for customers," Mr Nason said.

Mr Nason said the entire industry is working together during this period as all parties acknowledge that a concerted response is needed to minimise the long-term impact.

"We need to make sure we come out of this standstill with a strong and viable Australian racing industry," Mr Nason said.

Dlw 9/18

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

Tabcorp
the bigger better game

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Tabcorp's network of TAB agencies, PubTABs and ClubTABs in NSW and Victoria remain open for business.

Tabcorp has also set up an Equine Influenza mini-site on **www.tabcorp.com.au** that is providing a daily update of the impact that the thoroughbred and harness racing standstill is having on wagering turnover.

SKY CHANNEL COVERAGE – WEDNESDAY 29 AUGUST 2007

VENUE	STATE/ NATION	CODE	NUMBER OF RACES	FIRST RACE	LAST RACE
Ruakaka	New Zealand	Thoroughbred	10	10:10	15:00
The Meadows	Victoria	Greyhound	12	12:25	15:48
Angle Park	South Australia	Greyhound	9	13:06	15:43
Hatrick	New Zealand	Greyhound	10	14:55	17:55
Gold Coast	Queensland	Greyhound	10	15:53	18:40
Bathurst	New South Wales	Greyhound	10	16:04	18:47
Warrnambool	Victoria	Greyhound	12	18:51	22:27
Ipswich	Queensland	Greyhound	10	18:55	21:56
Ballarat	Victoria	Greyhound	12	19:00	22:37
The Gardens	New South Wales	Greyhound	10	19:05	22:05
Kenilworth	South Africa	Thoroughbred	8	21:00	00:40
Cannington	Western Australia	Greyhound	10	22:15	00:35
England		Thoroughbred	3	23:30	00:30

SKY CHANNEL COVERAGE – THURSDAY 30 AUGUST 2007

The highlights of changes to Sky Channel's coverage on Thursday 30 August 2007 are listed below. All official race start times will be finalised with racing industry partners tomorrow morning.

- 15 meetings to be covered
- First race will be at 10:10am, with the last race after 1:00am
- Greyhound Racing NSW will stage Richmond as a new meeting and have co-ordinated this with just 48 hours notice
- Addington (New Zealand) twilight greyhound meeting has been added to the schedule
- Cambridge (New Zealand) twilight harness racing meeting has been added to the schedule
- South African thoroughbred night meeting has been added to the schedule
- New Zealand thoroughbred coverage has been extended to 10 races
- The Cambridge (New Zealand) greyhound meeting has been transferred from a morning to a day meeting

For further information contact:
Nicholas Tzaferis
Media Relations Manager
03 9868 2529

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 70[illegible]
Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

END